Form 51-102F3
Material Change Report

Item 1.  Name and Address of Company

CIBT Education Group Inc. (the "Company")
Suite 1200, 777 West Broadway
Vancouver, BC, V5Z 4J7

Item 2.  Date of Material Change

May 25, 2010

Item 3.  News Release

A news release dated May 25, 2010 was disseminated through CNW Newswire.

Item 4.  Summary of Material Change

Toronto Stock Exchange (the “TSE”) has confirmed that the Company’s common shares will commence trading on the TSE effective May 26, 2010.

Item 5.1  Full Description of Material Change

The TSE has confirmed that the Company’s common shares will commence trading on the TSE effective Wednesday May 26, 2010. The Company’s common shares will contemporaneously be delisted from the TSX Venture Exchange.

The Company’s trading symbol will continue to be MBA.

The Company is also listed on the NYSE Amex and quoted in the US under the same symbol MBA.

Item 5.2  Disclosure for Restructuring Transactions

Not applicable.

Item 6.  Reliance on subsection 7.1(2) of National Instrument 51-102

If this Report is being filed on a confidential basis in reliance on subsection 7.1(2) of
National Instrument 51-102, state the reasons for such reliance.
Not applicable.

Item 7.  Omitted Information

Not applicable.

Item 8.  Executive Officer

Toby Chu, chief executive officer
Telephone: 604 871 9909 ext. 308

Item 9.  Date of Report

May 25, 2010.